Exhibit 99.1

For Immediate Release

ReWalk Robotics Appoints Deborah DiSanzo to its Board of Directors

-Distinguished Career in Medical Device Industry; Former CEO of Philips Healthcare-

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, September 16, 2015 – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk”), the leading global exoskeleton developer and manufacturer, today announced that Deborah DiSanzo has been appointed to its Board of Directors, effective immediately.

“We are very pleased to welcome Deborah DiSanzo to our board and draw upon her expertise as a seasoned medical device executive and leader in our industry as we work to expand our commercialization efforts for the ReWalk exoskeleton and build shareholder value,” said Larry Jasinski, Chief Executive Officer.

“Deborah is a respected industry leader whose depth of global operational expertise will bring valuable insights as we look to expand our global footprint and bring the hope of walking again within reach of more individuals around the world. Deborah’s wealth of experience will add an important perspective to our board as ReWalk Robotics continues to be positioned for global commercial success. I am confident Deborah will make a meaningful and immediate contribution to our distinguished board of directors,” added Jeff Dykan, Chairman of the Board of Directors of ReWalk.

Deborah DiSanzo commented, “I am proud to join ReWalk at this point in its journey, as the company advances its commercialization efforts to transform the lives of many more individuals with lower limb disabilities. I look forward to working with ReWalk management and my accomplished colleagues on the Board of Directors to expand the reach of ReWalk exoskeletons around the world.”

Deborah DiSanzo has had a distinguished career in the medical device industry. From 2012 to 2014, Deborah was Chief Executive Officer of Philips Healthcare. Previously at Philips Healthcare, she was CEO of Patient Care and Clinical Informatics (PCCI), CEO of Healthcare Informatics and Patient Monitoring and General Manager of Patient Monitoring. Deborah joined Philips in 2001 when Philips acquired Agilent’s Healthcare Solutions Group. She received her B.S. from Merrimack College and M.B.A. from Babson College.

Forward Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding ReWalk’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of ReWalk’s control. Important factors that could cause ReWalk’s actual results to differ materially from those indicated in the forward-looking statements include, among others: ReWalk’s expectations regarding future growth, including its ability to increase sales in its existing geographic markets and to expand to new markets; ReWalk’s ability to maintain and grow its reputation and the market acceptance of our products; ReWalk’s ability to achieve reimbursement from third-party payors for our products; ReWalk’s expectations as to its clinical research program and clinical results; ReWalk’s ability to improve its products and develop new products;  ReWalk’s ability to maintain adequate protection of its intellectual property and to avoid violation of the intellectual property rights of others; ReWalk’s ability to gain and maintain regulatory approvals; ReWalk’s ability to maintain relationships with existing customers and develop relationships with new customers; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on February 27, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause ReWalk’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for ReWalk to predict all of them. Except as required by law, ReWalk undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

ReWalk Robotics Appoints Deborah DiSanzo to its Board of Directors	Page 2

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with lower limb disabilities. Founded in 2001, ReWalk has headquarters in the US, Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

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